EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Years ended December 31,
	2005	2004	2003
Average shares outstanding	3,890,717	3,934,760	4,000,161

Net income (in Thousands)	$7,556	$6,975	$5,029

Basic earnings per common share	$1.94	$1.77	$1.26

Diluted earnings per common share	$1.94	$1.77	$1.26

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